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Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000

July 26, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549-4561

Attn:	John Zitko
Staff Attorney
RE:	Duff & Phelps Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed on June 29, 2007 File No. 333-143205

Dear Mr. Zitko:

        On behalf of our client, Duff & Phelps Corporation (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated July 18, 2007 (the "Comment Letter") with respect to the registration statement on Form S-1 filed by the Company with the Commission on May 23, 2007 (File No. 333-143205) (the "Registration Statement") as amended by Amendment No. 1 to the Registration Statement ("Amendment No. 1") filed by the Company with the Commission on June 29, 2007.

        Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement ("Amendment No. 2").

        The Company has responded to all of the Staff's comments. The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.

Risk Factors, page 10
We will be required to pay the existing unitholders of D&P Acquisitions for certain tax benefits we may claim arising in connection with this offering and related transactions....page 19

1.     We note your response to our prior comment 10. Please clarify how the arrangement discussed in this risk factor could result in negative tax consequences to public investors.

        The Company acknowledges the Staff's comment and respectfully submits that it does not believe the arrangement discussed in such risk factor could result in negative tax consequences to public investors. Any risks related to the tax receivable agreement are economic and non tax-related in nature and such risks are described in the risk factor on page 19 of the prospectus.

Our Structure, page 24
Recapitalization Transactions, page 24

2.     We note your responses to our prior comments 5 & 11. Please further explain why the post-IPO structure still involves membership interests instead of all investors owning common stock in Duff & Phelps Corporation.

        The creation of Duff & Phelps Corporation will facilitate public ownership and other desirable objectives, such as permitting use of its stock as acquisition currency and for long term incentive compensation. However, although Duff & Phelps Corporation will be the managing member of D&P Acquisitions, it is only acquiring a minority ownership interest in D&P Acquisitions, which will continue to operate the historical business in the manner prescribed by its managing member. The existing members of D&P Acquisitions desire that it maintain its existing tax treatment as a partnership for U.S. federal income tax purposes and will continue to hold their ownership interests in the historical business until such time in the future as they may elect to exchange such membership interests for stock in Duff & Phelps Corporation.

3.     We note your response to our prior comment 12 and the additional disclosure on page 24. Please clarify when the conversion ratios for each class of outstanding units were set.

        Pursuant to the Recapitalization Transactions, the conversion ratio for each outstanding class of units will be set once the public offering price per share of the Class A Common Stock of Duff & Phelps Corporation is determined in this offering. All outstanding classes of units of D&P Acquisitions will exchange their existing units for an aggregate number of New Class A Units equal to the deemed liquidation value of D&P Acquisitions at the public offering price in this offering. The distribution per class of outstanding units will be determined pursuant to the distribution provisions set forth in D&P Acquisitions' Second Amended and Restated Limited Liability Company Agreement, dated October 31, 2006.

Use of Proceeds, page 27

4.     We note your response to our prior comment 15. Please include such response as disclosure within your prospectus and clarify the reasons why management has chosen to allow existing holders to monetize a portion of their holdings in the company.

        The disclosure on page 27 of the prospectus has been revised, as per the Staff's comment.

Selected Consolidated Financial and Operating Data, page 37

5.     We note your response to our prior comment 22. The revised disclosures have not addressed why you believe adjusted EBITDA provides useful information to investors. Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

        The disclosure on pages 9, 38, 39, 47 and 53 of the prospectus has been revised, as per the Staff's comment.

Equity-Based Compensation, page 44

6.     Disclose why the terms of the Class C Units result in an allocation of a significantly higher weighted-average fair value per unit.

        The disclosure on page 45 of the prospectus has been revised, as per the Staff's comment.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

7.     We have considered your response to our prior comment 23 and may have additional comments when you disclose the anticipated offering price. Please provide a schedule that converts the fair value of each class of units at December 31, 2006 and March 31, 2007 to the equivalent New Class A Unit fair value based on the conversion rate used in the recapitalization transaction.

        As described in response to Comment 3, the Company respectfully advises the Staff that pursuant to the Recapitalization Transactions, the conversion ratio for each outstanding class of units will be set once the public offering price per share of the Class A Common Stock of Duff & Phelps Corporation is determined in this offering. All outstanding classes of units of D&P Acquisitions will be exchanged for an aggregate number of New Class A Units equal to the deemed liquidation value of D&P Acquisitions at the public offering price in this offering. The distribution per class of outstanding units will be determined pursuant to the distribution provisions set forth in D&P Acquisitions' Second Amended and Restated Limited Liability Company Agreement, dated October 31, 2006.

        For illustrative purposes, the Company has calculated the conversion ratio for each outstanding class of units based on the low end of the recently contemplated range of value (as discussed among the Company and its underwriters in recent weeks). The low end of the recently contemplated range results in an initial public offering price of approximately $[***Redacted***] per New Class A Unit based on [***Redacted***] aggregate outstanding units, or approximately $[***Redacted***] million of total equity value before any proceeds from the offering. Note that this equity valuation is the valuation being used for purposes of determining equity-based compensation expense as of June 30, 2007. The valuation range ultimately disclosed in a preliminary prospectus may vary from this illustrative valuation, based on market conditions and company performance at the time of such disclosure.

        The Company has supplementally provided the requested schedule attached hereto as Exhibit A setting forth (a) the aggregate equity valuation of D&P Acquisitions as of December 31, 2006, March 31, 2007 and June 30, 2007, (b) the aggregate value per class of units of D&P Acquisitions at each respective valuation, (c) the illustrative number of New Class A Units into which each class of units of D&P Acquisitions would convert, at each respective valuation, based on a hypothetical liquidation of D&P Acquisitions at each such valuation and (d) the value per New Class A Unit, by class at each such valuation. The valuation as of June 30, 2007, is based on a value of $[***Redacted***] per New Class A Unit, which is at the low end of the preliminary pricing range described above. We refer the Staff to our response to comment number 23 in our response letter, dated June 29, 2007, for a complete description of the methodologies and assumptions used in the business enterprise valuations of D&P Acquisitions as of December 31, 2006 and March 31, 2007. Note that with respect to the "old" Class A, B and C units of D&P Acquisitions, the converted number of New Class A Units declines as the aggregate valuation of D&P Acquisitions increases, as such classes are entitled to a fixed preference value as a component of their share of value (which preference amount declines as a percentage of the aggregate value as such aggregate value increases).

Critical Accounting Policies, page 62

8.     We note your response to our prior comment 27. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors.

Please expand the disclosure of your critical accounting polices to provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

        The disclosure on pages 63 and 64 of the prospectus has been revised, as per the Staff's comment. Please note that we have added sensitivity analysis with respect to those critical accounting policies for which quantitative information is reasonably available and will provide material information to investors.

Compensation Discussion & Analysis, page 84
Executive Compensation Components, page 87
Base Salary, page 87

9.     We note the disclosure on page 87 that base salaries will be adjusted by taking into account competitive market compensation paid by the companies in Peer Group 1. Please clarify your disclosure with respect to the manner by which this will be determined, as you note on page 86 that Peer Group 1 was used to determine the appropriate level of total (as opposed to base) compensation.

        The disclosure on pages 85 and 86 of the prospectus has been revised, as per the Staff's comment.

Annual Bonus, page 87

10.   We note your response to our prior comment 32. Please clarify in more detail how each NEO's bonus award will be calculated, including an explanation of the defined terms used in this section. We note that the Minimum and Target Company EBITDA are not defined in either the prospectus or exhibits. Please file all exhibits to the compensation agreements.

        The disclosure on pages 88 and 89 of the prospectus has been revised, as per the Staff's comment.

        Additionally, we note that the Company has filed executed versions of the employment agreements with Amendment No. 2, which include all exhibits thereto.

11.   Please revise your disclosure to clarify whether annual bonuses to be awarded post-IPO will be calculated in the same manner they were pre-IPO. Explain why target annual bonus awards will be 100% of base salary while they appear to be 50% currently.

        The disclosure on pages 88 and 89 of the prospectus has been revised, as per the Staff's comment.

12.   We note your response to the second half of our prior comment 34. Further clarify what performance measures, company and individual, were used to set base salary for your named executive officers in 2006

        The disclosure on page 87 of the prospectus has been revised, as per the Staff's comment.

13.   We note your response to our prior comment 35; however, your disclosure on page 9 indicates that "Adjusted EBITDA is the principal measure that determines the compensation of our senior management team." It is not clear what adjustments are made to EBITDA in evaluating whether performance targets have been met. Please clarify and explain why certain adjustments are made with respect to EBITDA used for compensation determinations if they are not made with respect to Adjusted EBITDA discussed in your pro forma financial data section.

        The disclosure on pages 88 and 89 of the prospectus has been revised, as per the Staff's comment.

        "Company EBITDA," as defined in the Employment Agreements, is used to measure the executive's performance and not necessarily the Company's performance as a whole. Company EBITDA consists of adjustments including (i) adding any non-recurring, one-time expenses or any such expenses as approved by the compensation committee; (ii) subtracting Company EBITDA attributable to any acquisition with an aggregate purchase price in excess of $10 million; (iii) adding the aggregate annual bonus amounts payable to Messrs. Gottdiener, Creagh and Silverman; and (iv) subtracting any compensation expense related to certain equity awards. Each of these items is addressed below:

  (i)
  The Company believes that non-recurring expenses are not generally indicative of the executive's performance and, as such, should not be considered in determining executive compensation unless specifically approved by the compensation committee.

  (ii)
  The Company further believes that, in order to properly align executives with the interests of shareholders, executives should not be credited with EBITDA added as a result of significant acquisitions.

  (iii)
  The inclusion of bonus payments to Messrs. Gottdiener, Creagh and Silverman was taken into account in setting the Target Company EBITDA.

  (iv)
  The exclusion of compensation expense related to equity awards is consistent with the definition of Adjusted EBITDA discussed in the pro forma financial data.

2007 Grants, page 88

14.   We note your response to our prior comment 36 and the additional disclosure added to page 88. Discuss in greater detail how the board of managers determined the specific option grant amounts for each named executive officer. Focus your added disclosure on the specific contributions of each named executive officer and how these grants compared to comparable positions at the Peer Group 2.

        The disclosure on pages 89 and 90 of the prospectus has been revised, as per the Staff's comment.

Shares Eligible for Future Sale, page 111

15.   We note your response to our prior comment 42 and the additional disclosure on page 24. Please clarify the terms of the New Class A Units vesting provisions and, if applicable, specify the reasons for any variation in treatment between existing unitholders of D&P Acquisitions.

        The disclosure on pages 25, 112 and 113 of the prospectus has been revised, as per the Staff's comment.

Duff & Phelps Acquisitions, LLC
Financial Statements
Balance Sheet as of March 31, 2007, page F-2

16.   We note your response to prior comment 45. Although we understand that Duff & Phelps Acquisitions, LLC will not be the public registrant, in substance, its operations will represent the historical financial statements of Duff & Phelps Corporation, the public registrant. We continue to believe that you should include a pro forma balance sheet in a separate column along side the historical balance sheet to show the reduction in equity attributed to the redemption of units from offering proceeds. The pro forma balance sheet should not reflect the proceeds from the offering.

        With respect to the Staff's suggested inclusion of a pro forma balance sheet on page F-2 to reflect the redemption of units from offering proceeds, the Company respectfully advises the Staff that Duff & Phelps Acquisitions, LLC ("D&P Acquisitions") will remain a private limited liability company and will not be the public registrant. The financial statements of D&P Acquisitions will be consolidated with those of Duff & Phelps Corporation after the offering and D&P Acquisitions will not have separate reporting.

        As a result of the contemplated transactions, Duff & Phelps Corporation will become a member in D&P Acquisitions, and the ownership of D&P Acquisitions not held by Duff & Phelps Corporation will be recorded as a minority interest on the balance sheet of Duff & Phelps Corporation. The Company therefore believes that the inclusion of such pro forma information in the historical financials of D&P Acquisitions would not provide meaningful disclosure, and may in fact be confusing and/or misleading to investors.

        The Company believes that the inclusion of a pro forma balance sheet for Duff & Phelps Corporation in "Unaudited Pro Forma Financial Information," which takes into account adjustments for the Reorganization and Offering (and therefore the redemption of existing unitholders of D&P Acquisitions as contemplated under "Use of Proceeds"), provides appropriate clarification and information for investors with respect to the balance sheet impact of the contemplated transactions for the registrant.

Consolidated Statements of Operations, page F-30

17.   We note your response to prior comment 46, and continue to believe that you should present pro forma tax and earnings per unit information on the face of the statement of operations for all periods to reflect the impact of the change to a taxable entity.

        With respect to the Staff's suggested inclusion of pro forma information on page F-30 to present pro forma tax and earnings per unit information, the Company respectfully advises the Staff that D&P Acquisitions will remain a private limited liability company and will not be the public registrant. The financial statements of D&P Acquisitions will be consolidated with those of Duff & Phelps Corporation after the offering and D&P Acquisitions will not have separate reporting. Duff & Phelps Corporation will become a member of D&P Acquisitions, and will receive income allocations from D&P Acquisitions, which income allocations will be subject to a provision for income taxes. By way of example, if Duff & Phelps Corporation were to hold a 25% member interest in D&P Acquisitions, and D&P Acquisitions were to generate $1,000 in income before income tax expense, Duff & Phelps Corporation would receive a $250 income allocation which would be subject to a provision for income taxes. D&P Acquisitions will remain a pass-through entity for U.S. federal income tax purposes and a private limited liability company.

        The Company therefore believes that the inclusion of such pro forma information in the historical financials of D&P Acquisitions would not provide meaningful disclosure, and may in fact be confusing and/or misleading to investors, given that D&P Acquisitions will remain both a pass-through entity for U.S. federal income tax purposes and a private limited liability company.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-35
(e) Revenue Recognition, page F-36

18.   In your response to prior comment 47 you describe the proportional performance method as "based on estimates of work completed, utilizing billable hours, for which the related costs can be reasonably estimated and measured in proportion to the total services and related costs to be provided." Please describe in more detail how you calculate the amount of revenue recognized and provide an example to illustrate your method.

 Also explain how your method meets the criteria for revenue recognition in SAB Topic 13. In determining whether delivery has occurred for a service contract you should evaluate the terms of the arrangement, specifically the rights and obligations of the service provider and the customer. Revenue recognition should reflect the pattern in which obligations to the customer are filled. An output-based approach is generally used to achieve this objective. Because your method uses billable hours and related costs, it appears you are using and input-based approach.

        In the absence of clear and reliable output measures, the Company believes that its method of recognizing service revenues, for contracts with fixed fees, based on hours of service provided represents an appropriate surrogate for output measures. That is, the Company believes that its method is representative of its proportional performance (output) under its agreements.

        Under SAB Topic 13, revenue generally is realized or realizable and earned when all of the following criteria are met:

  •
  Persuasive evidence of an arrangement exists;

  •
  Delivery has occurred or services have been rendered;

  •
  The seller's price to the buyer is fixed or determinable; and

  •
  Collectibility is reasonably assured.

        The Company also notes the following excerpt from Speech by SEC Staff: Remarks at the 2003 Thirty-First AICPA National Conference on Current SEC Developments given on December 11, 2003, which addresses the recognition of revenue for service contracts:

        "In general, the staff has not objected to a revenue recognition model for service contracts that recognizes revenue as the service is performed using a proportional performance model as contemplated under SAB 101. While this type of model would generally be an output-based approach, the staff has accepted an input-based approach where the input measures were deemed to be a reasonable surrogate for output measures.

        In one fact pattern considered, the registrant engaged in a specialized consulting practice that did not provide for any interim deliverables or milestones but rather essentially functioned as a time and materials type contract. The customer received the benefit of the work performed throughout the contract term and was obligated to pay for all services once performed. The registrant recognized revenue at its standard hourly rates based on hours worked by its employees. Setup costs for these arrangements were immaterial and the registrant expensed all contract fulfillment costs as incurred.

        The registrant believed, and the staff concurred, that using a revenue recognition model based on hours worked, an input measure, was consistent with the proportional revenue recognition concepts discussed in SAB 101."

        Each of the Company's engagements is subject to a formal contract that:

  •
  Identifies the specific parties (Company and customer);

  •
  Outlines the services to be provided and related deliverable (i.e. performance and delivery of a purchase price valuation);

  •
  Describes the method of delivery of the deliverable (i.e. hard copy, electronically)

  •
  Outlines the rights and obligations of the Company (i.e. right to payment for services rendered even if the contract is cancelled or terminated by either party, delivery of valuation report);

  •
  Outlines the rights and obligations of the customer (i.e. right to cancel or terminate the engagement but does not include right of return or refund nor do the contracts require formal acceptance by the customer);

  •
  States the price for the engagement (fixed fee for arrangements for which revenue is recognized based on proportional performance); and

  •
  Requires the signature of both parties prior to commencement of the engagement.

        The Company also performs rigorous diligence reviews on new customers and reviews the credit history of existing customers to ensure collectibility is reasonably assured. In addition, the Company monitors fixed fee engagements on a monthly basis and revises its estimates to complete as needed.

        The Company determined that an input-based approach was most appropriate because the input measures are deemed to be a reasonable substitute for output measures based on the performance of the Company's obligations to the customer, and an input-based approach would not vary significantly from an output measure approach. Statement of Financial Accounting Concepts No. 5 par. 84.d., as referenced in Staff Accounting Bulletin No. 104, "Revenue Recognition," states: "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

        The Company evaluates all terms of each engagement in order to conclude on its obligations and the obligations of the customer. The Company believes that the input methodology is appropriate because there is a strong correlation between the number of hours worked and the proportional performance of its obligations as engagements do not typically have defined interim milestones. For example, obligations to the customer throughout an engagement to perform a valuation typically include the following, which occur throughout the engagement and requires customer input and concurrence at certain points in time:

  •
  communication discussing progress and status;

  •
  confirmation of historical underlying data supporting the valuation report; and

  •
  delivery of draft valuation reports.

        The Company has concluded that it is appropriate to recognize revenue over the period that the services are provided in proportion to the delivery of services as measured by billable hours as this reflects the pattern in which obligations to the customer are filled and by which the customer receives the benefit of the service. The Company does not believe that recognizing revenue on a straight-line basis or upon completion is reflective of the manner in which services are provided. The Company believes that its fact pattern is similar in all aspects to the fact pattern described in the SEC Staff speech noted above as:

  •
  the Company is a specialty consulting firm;

  •
  the Company's engagements do not typically have specific interim deliverables or milestones;

  •
  the customer receives the benefit of the Company's services throughout the contract term (as further described in the engagement illustration below);

  •
  the customer is obligated to pay for services rendered even if a final deliverable is not produced typically based on the proportional hours performed to date;

  •
  the Company recognizes revenue utilizing billable hours of our employees;

  •
  the Company does not incur setup costs; and

  •
  the Company expenses contract fulfillment costs, which are primarily compensation costs, as incurred.

        At the onset of an engagement, billable hours to complete the project are budgeted. The billable hours are utilized to monitor the efficiency and productivity of the staff assigned to each deliverable. Revenue is recorded weekly throughout the period based on billable hours incurred on the engagement multiplied by the standard billing rate for each professional. At each period close, the revenue and billable hours are evaluated against the budgeted billable hours (or estimated hours to complete if different from the budget) and if an adjustment is needed up or down to true-up revenue, it is made in the current period to ensure proportional performance throughout the life of the engagement. The Company also reviews its obligations throughout the life of the engagement and ensures that all such obligations to the customer are filled.

Engagement Illustration

        The illustration below describes the phases of a typical purchase price allocation provided to a client, and the corresponding hours and revenue associated with each phase. In an effort to provide the Staff with a detailed view of a purchase price allocation, we have labeled individual phases of an engagement to illustrate the differing workflows within the engagement's life cycle. The work flows within an engagement are fluid and do not have distinct starting and ending points; there are no specific deliverables throughout the engagement cycle provided to the client, however the Company and the client are continuously working together to refine assumptions and to clarify financial inputs used in the modeling. A typical engagement will involve various degrees of Managing Director involvement depending upon the process that is being undertaken. It is important to note that the phases used in the illustration below are not specific milestones or acceptance points between the Company and the client.

        Phase 1 involves a site visit to the client and interviews with members of the management team (CFO, CIO, CTO, VP of Sales, etc.) to obtain an education about the key drivers and performance metrics of the business. This information will be used as a basis to determine what the best valuation approach will be for the purchase price allocation. The client is actively involved in this process and at the conclusion of the phase has an understanding of the key factors to consider and critical items that will be used to complete the valuation. They have obtained a deeper knowledge of their own business and the drivers that are increasing/decreasing its value. Managing Directors spend about 50% of the total time they will spend on the entire engagement in this phase as it is the cornerstone of the eventual valuation.

        Phase 2 is spent building data request lists for the client and making follow up calls to the client to clarify any open items from Phase 1. Through the data request list and subsequent questioning, the client learns what the critical information is to perform the valuation. The majority of the time spent here is by the "staff" (i.e. professionals below the Managing Director level).The exercise of performing the analyses required to provide the Company with the data to build the valuation models is an opportunity to evaluate in detail the assets acquired and the client's vision for their ongoing longevity in their business. One example is the value and life of a trade name acquired. The purchase price allocation process forces the client to strategically think about the value of the trade name in their current and future business operations and indirectly impacts non-valuation initiatives such as product and personnel integration.

        Phase 3 of the engagement represents the bulk of the work performed for the engagement. The staff receives the data requests back from the client and builds the valuation models needed. Throughout the modeling process, the Managing Director is involved to review work papers and to provide guidance to the staff. The majority of the time spent by the staff in an engagement is during this phase. A draft report is typically provided to the client at the end of this phase. At this point, the client has obtained a preliminary valuation based upon the inputs and assumptions used by the Company in the report. Although the report is not final, it provides the client with critical information and assumptions (i.e. asset values and amortizable lives) that can be used to create preliminary assessments for prospective financial statement presentations (forecasting) and for tax planning purposes.

        Phase 4 typically entails the Company reviewing the report in detail with the client. The client has the opportunity to point out any inconsistent assumptions or incorrect data points utilized by the Company in determining the valuation. Managing Directors are heavily involved in the client review process. Any necessary revisions are made in this phase and a final report is created by the staff, reviewed by the Managing Director and issued. If necessary, the Company will also provide whatever clarity is necessary to the client's auditors.

Deliverable:	Purchase Price Allocation Report
Fixed Fee:	$300,000
Estimated Billable Hours:	1,000
Average Billable Rate Per Hour:	$300
	Phase 1	Phase 2	Phase 3	Phase 4	Total
	Site visit and management interviews	Data requests and follow up calls	Data receipt, modeling and draft report	Client review, auditor review and final report
Managing Director billable hours	100	20	20	60	200
Staff billable hours	100	80	480	140	800

Total billable hours	200	100	500	200	1,000
Managing Director (@ $500)	50,000	10,000	10,000	30,000	100,000
Staff (@ $250)	25,000	20,000	120,000	35,000	200,000

Total earned revenue	$75,000	$30,000	$130,000	$65,000	$300,000

19.   Please expand your response to prior comment 49 to describe in reasonable detail how you apply the guidance in EITF 00-21 to contracts that include multiple services. As previously requested, please describe the types of services provided and discuss how you determine fair value of the delivered and undelivered items. Because you provide services that are generally based on the needs of the client, it is unclear how you determine fair value using the sale of services to other clients. Also explain why you state in your response that "generally" fair value and the separate elements are readily identifiable.

        Multiple-element engagements are assessed based on whether they can be separated into more than one unit of accounting. EITF Issue 00-21 establishes the following criteria, all of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

  •
  The delivered items have value to the client on a stand-alone basis;

  •
  There is objective and reliable evidence of the fair value of the undelivered items; and

  •
  If the arrangement includes a general right of return relative to the delivered items, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

        If there is objective and reliable evidence of fair value for all units of accounting in an engagement, the arrangement consideration is allocated to the separate units of accounting based on each unit's relative fair value and the appropriate recognition of revenue should be determined for each single unit of accounting. If these criteria are not met, deliverables included in an engagement are combined and the appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.

        If requested, the Company provides multiple services to clients in a bundled contract. For example, if a client has recently acquired or is in the process of acquiring an international entity, such client could potentially purchase several of our product offerings (and associated deliverables) concurrently, such as:

  •
  a purchase price allocation (valuation analysis of the identifiable intangible assets);

  •
  a real estate valuation (valuation analysis of assets acquired, property and fixed assets); and

  •
  a transfer pricing review (optimization of transfer pricing arrangements).

        The above product offerings would typically be provided by different professionals within the Company that have specific knowledge and experience with such service offerings. Each of the associated deliverables (i.e. valuation reports) have stand-alone value to our clients, as such deliverables are not uniquely provided by the Company and are provided by other professional firms in the marketplace.

        All engagement contracts are reviewed by appropriate managers of the Company and are signed by both the client and the Company prior to the commencement of services and recognition of revenue. These contracts specifically identify the services to be provided with the corresponding deliverable and do not include a right of return of the deliverables (i.e. real estate valuation report).

        For elements for which the pricing is based on a time-and-materials basis, the fair value of each service is determined based on (x) the average professional billing rates of the professionals that will perform the services that are consistently charged when each element is sold separately, multiplied by (y) the estimated number of hours needed to complete the service. In the above example, the Company would refer to the average professional billing rates consistently charged for professionals that perform purchase price allocations, real estate valuations and transfer pricing reviews, when these services are provided on a stand-alone basis to third-party clients as the Company has the ability to track and isolate billing rate information when these services are sold separately. The Company would then apply these rates to the specific elements of the multi-element arrangement, ensuring that the rates are representative of fair value for each element and services are not disproportionately discounted. Based on historical results, the Company has the ability to make reasonably dependable estimates of the time needed to perform the services.

        For elements for which the pricing is based on a fixed-fee price, the Company references the fixed fees charged when each element is sold separately (and the separate transaction is equivalent or not materially different to the service being provided in the bundled arrangement), and the fixed fee charged in the separate transactions is believed to be within a relatively narrow range of prices as the Company has the ability to track and isolate pricing data when these services are sold separately.

        When elements are bundled together with each element having different average billing rates (time-and-materials basis) or prices (fixed-fee price) the Company has clear evidence of fair value of each element when it is sold separately in order to determine the relative fair value of each element in the bundled arrangement. Accordingly, the Company has objective and reliable evidence of the fair value of all delivered and undelivered units of accounting in time-and-materials and fixed fee arrangements. Revenue is then recognized in accordance with the Company's accounting policies for each of the elements, as a separate task is set up for each element to ensure accurate tracking and variance analysis.

20.   Please clarify the meaning of your disclosure at page F-8 that "if the amount of non-contingent revenues allocated to a delivered element is less than the costs to deliver such services, then such costs are deferred and recognized in future periods when the revenues become non-contingent." Provide an example to illustrate your accounting for the revenues and related costs. Also discuss the accounting literature you considered in assessing whether the deferral of costs or a loss on a contract element is appropriate.

        We advise the Staff that the Company has not previously experienced the specific fact pattern described in the disclosure highlighted by the Staff on page F-8 of the prospectus. The Company does not have contingent revenue as defined in EITF 00-21, "Revenue Arrangements with Multiple Deliverables." As such, the relevant disclosure noted in the Staff's comment, has been deleted from pages F-9 and F-37 of the prospectus.

21.   Expand the disclosure of your accounting policy for contracts with multiple elements to describe the nature and terms of the arrangements, including contract provisions for performance, cancellation, termination or refund. Refer to the guidance in paragraph 18 of EITF 00-21.

        The disclosures on pages F-9 and F-37 of the prospectus have been revised, as per the Staff's comment.

* * * *

        We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-2318.

Very truly yours,
/s/ JOSHUA RATNER Joshua Ratner, Esq.
cc:	Edward S. Forman, Esq. David J. Goldschmidt, Esq. Michael Kaplan, Esq.

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.

Exhibit A

Equity Valuation Summary

[***Redacted***]

QuickLinks

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by "[***Redacted***]", and the omitted text has been filed separately with the Securities and Exchange Commission.